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                                                                  EXHIBIT (a)(4)


                                      LOGO

RAYMOND E. LIST
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                 January 6, 1999

To the Stockholders of COHR Inc.:

     I am pleased to report that on December 24, 1998, COHR Inc. (the "Company") entered into a Plan and Agreement of Merger (the "Merger Agreement") with TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Three Cities Fund II, L.P. and Three Cities Offshore II, C.V., that provides for the acquisition of all of the common stock, par value $0.01 per share, of the Company (the "Shares" or, individually, a "Share") by the Purchaser at a price of at least $5.375 per Share net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at a price of $5.375 per Share net to the seller in cash, without interest (which price will be increased to $6.375 per share if pending stockholder suits are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of any insurance proceeds). The Offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on February 3, 1999, unless the Offer is extended.

     If, following the successful completion of the Offer, the Purchaser and its stockholders own at least 85% of the outstanding Shares, and upon approval by stockholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to $5.375 per Share or such greater amount which may be paid pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion of Lehman Brothers Inc., financial advisor to the Company, that the $5.375 per Share cash consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

     Please refer to the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering Shares sent to you under separate cover. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares.

     WE URGE YOU TO READ EACH OF THE ENCLOSED DOCUMENTS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ Raymond E. List
                                          Raymond E. List
                                          President and Chief Executive Officer

          COHR Inc.   21540 Plummer Street, Chatsworth, CA 91311-4103
          (818) 773-2647       (800) 950-2647      (818) 341-9820 fax
                                  NASDAQ: CHRI